1. Name and Address of Reporting Person
   Smith, James C.
   Webster Plaza
   Waterbury, CT 06702-
2. Issuer Name and Ticker or Trading Symbol
   Webster Financial Corporation (WBS)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Chairman & Chief Executive Off
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              89840            D
Common Stock                                                                              57307 <F1>       I           401(k) plan
Common Stock                                                                              21447 <F2>       I           ESOP
Common Stock                                                                              62010            I           Directly by
                                                                                                                       spouse
Common Stock                                                                              5698             I           Directly by
                                                                                                                       spouse - IRA
Common Stock                                                                              9546             I           Custody for
                                                                                                                       children
Common Stock                                                                              1081             I           ESPP

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $22.81                                               10/23/2010 Common                      247925   D
(Right to buy)                                                                 Stock
Stock Options  $24.625                                              12/07/2009 Common                      44700    D
(Right to buy)                                                                 Stock
Stock Options  $29.84                                               12/17/2011 Common                      61975    D
(Right to buy)                                                                 Stock
Stock Options  $34.6                                                12/16/2012 Common                      62525    D
(Right to buy)                                                                 Stock
Stock Option   $9.25                                                12/28/2004 Common                      67300    D
                                                                               Stock
Stock Option   $9.9375                                              01/23/2005 Common                      68800    D
                                                                               Stock
Stock Option   $10.375                                              01/24/2004 Common                      32700    D
                                                                               Stock
Stock Option   $14                                                  01/22/2006 Common                      4600     D
                                                                               Stock
Stock Option   $14.0625                                             12/19/2005 Common                      31200    D
                                                                               Stock
Stock Option   $19.0938                                             12/23/2006 Common                      36900    D
                                                                               Stock
Stock Option   $31.75                                               12/15/2007 Common                      44000    D
                                                                               Stock
Stock Option   $33.75                                               04/30/2008 Common                      200000   D
                                                                               Stock
Stock Option   $33.875                                              06/30/2008 Common                      200000   D
                                                                               Stock
Forward       (4)       02/10/2003 J <F3>    (4)                                 Common  (4)        $0.0000     <F4>   D
Contract                                                                       Stock
(right/obligat
ion to sell)

Explanation of Responses:

<F1>
Between January 1, 2002 and December 31, 2002, the reporting person acquired 1,064 shares of Webster common stock under the Webster 401K plan.
<F2>
For the fiscal year 2002, an additional 18 shares of Webster common stock were allocated to the reporting person under the Webster ESOP plan.
<F3>
See footnote (4)
<F4>
On February 9, 2001, James C. Smith entered into a prepaid variable share forward contract with an unaffiliated third party buyer pursuant to a Master Agreement, dated January 24, 2001. The contract related to the disposition of 150,597 shares of Webster Financial Corporation common stock held by Mr. Smith or his wife, all or part of which Mr. Smith was required to deliver to the buyer on February 9, 2003, the maturity date of the contract.

On the maturity date,
February 10, 2003, the price per share of Webster common stock was $35.60, which was greater than the floor price of $29.671. Accordingly, Mr. Smith delivered to Merrill-Lynch, pursuant to the terms of the pre-paid forward contract described below, 125,515 shares of Webster Common Stock and $29.55 in cash as payment for a partial share. Mr. Smith was not obligated to deliver 25,082 shares that were part of the total shares subject to the contract, and therefore retained those shares.

The basic terms of the contract were as follows:
Mr.
Smith entered into a prepaid forward contract under which he agreed to sell (and physically deliver) the underlying shares to buyer
 on a forward settlement
date in exchange for current prepayment of the purchase price.  The number of shares deliverable
at maturity was subject to adjustment downward if the
market price  of the underlying security on the maturity date was greater than the market price on the date
of entering into the contract.  Specifically, the number of shares which
 Mr.
Smith  was obliged to deliver on the maturity date was based on the following:

If the price per share of Webster common stock on the maturity date was less than the floor price (i.e., the price on the date of entering into the contract), then Mr. Smith would deliver to the Buyer the full amount of shares pledged.

If the price per share of Webster common stock on the maturity date was between the floor price and the cap price (i.e., $38.572),

then Mr. Smith would deliver to the Buyer shares equal to the (the floor price x number of shares pledged)/price of Webster common stock on the maturity
date.

If the price per share of Webster common stock on the maturity date was greater than the cap price, then Mr. Smith would deliver to the Buyer shares
equal to the number of shares pledged x [the floor price divided by (price of Webster common stock on the maturity date minus the cap price) divided by the price of Webster common stock on the maturity date].

SIGNATURE OF REPORTING PERSON
/s/ Renee P. Seefried, by Power of Atty

DATE
02/12/2003